UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OurBanc Corporation

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 2, 2020

Physical address of issuer
7 Taylor Drive, Rehoboth, MA 02769

Website of issuer
https://www.whyourbanc.com/

Name of co-issuer
OurBanc Corporation I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 25, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113 , San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$156,255.00	$156,144.00
Cash & Cash Equivalents	$129.00	$18.00
Accounts Receivable	$12,000.00	$12,000.00
Short-term Debt	$133,564.00	$127,003.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,446.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$456.00	$456.00
Net Income	-$6,449.00	-$38,584.00

April 29, 2024

FORM C-AR

OurBanc Corporation

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by OurBanc Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.whyourbanc.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

OurBanc Corporation (the "Company") is a Delaware Corporation, formed on November 2, 2020.

The Company is located at 7 Taylor Drive, Rehoboth, MA 02769.

The Company's website is https://www.whyourbanc.com/.

The information available on or through our website is not a part of this Form C-AR.

OurBanc Corporation I (the "Co-Issuer") is a series of Wefunder SPV, LLC, Delaware Limited Liability Company, formed on August 25, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our mission is to provide historically disenfranchised Americans with more transparent and equitable financial products and services with our App. To do this, we are leaning into ESG, public policy, and innovations in faster payments and open finance to drive sustainable financial inclusion.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and our prepared financial statements include a going concern paragraph.
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The

financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

We have primarily depended on angel investors and self-financing from our founder to fund our business to date.
As we begin the next phase in growth and accelerate our operations to support future growth and scaling, we will require the expansion of our access to capital beyond our existing capabilities or the addition of new sources of capital. These new financing sources depend on many factors, many of which are outside of our control. This source of funding and future funding could be adversely affected by a lack of sufficient financing at acceptable prices or disruptions in the investor community, which could reduce our access to capital to continue our operations and or support future growth and scaling.

We are heavily reliant on third-party business and technical partners to support several key aspects of our operations.
A major disruption in the provision of these critical services to our business in the agreed manner or at agreed-upon terms would reduce our ability to continue our operations and support future growth and scaling.

Our business is prone to material and probable cyber risks and potential security breaches which require us to proactively incur an increasing cost, time, and effort to reduce the adverse impacts that could occur from such events if they are not reasonably mitigated.
A major cybersecurity breach of our website, our mobile applications, or systems, could expose us to a risk of financial loss, reputational damage, exposure to potential litigation, and cause a major disruption of our operations.

The success of our business will depend on our ability to quickly and cost- effectively attract, retain, and expand our share of consumers' wallets.
Our inability to do so successfully will negatively impact our ability to generate self-sustaining revenue needed to support the execution of our strategic roadmap and business operations.

The spread of COVID-19 and emerging variants can severely impact many local economies around the United States.
In many states, businesses could be forced to cease or limit operations for long or indefinite periods of time. Measures could be taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses, resulting in an economic slowdown and the increased possibility of a recession. Global stock markets have also experienced great volatility and significant weakening. State and Local Governments and the Federal Reserve will have to respond with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic and a possible recession brought upon by variants, as well as the effectiveness of government and the central bank responses, remains

unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of OurBanc for future periods.

The Company may never receive future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our mission is to provide historically disenfranchised Americans with more transparent and equitable financial products and services with our App. To do this, we are leaning into ESG, public policy, and innovations in faster payments and open finance to drive sustainable financial inclusion.

Business Plan - The Company

Our detailed Business Plan is available at: https://wefunder.com/ourbanccorporation

Business Plan - The Co-Issuer

OurBanc Corporation I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole

purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

Our launch MVP was initially projected to be launched in Q4 2021 and was delayed due to a lack of adequate funding and some operational challenges. Our updated plans are to have our MVP launched in the second half of 2024 upon securing adequate funding.

The Company's Products and/or Services

Product / Service	Description	Current Market
N/A		

We are constantly researching, refining, and developing our Minimum Value Product (MVP) App, which we think might appeal to and better meet the needs of our customers. We hope to launch our MVP by the end of this year, 2024.

We plan to offer our App through the Apple App Store and Google Play Store.

Competition

The Company's primary competitors are Chime, Cash App, Greenwood, and Advance America.

At OurBanc, we understand and appreciate the nuances of the economic challenges within underserved communities and have incorporated proper remedies into our designed solutions. We are creating a sustainable business model that benefits all our stakeholders by utilizing the latest innovations in more equitable and accessible faster payments. We have allowed everyday Americans to invest in us EARLY alongside institutional investors without taking outsized risks relative to their net worth. We place a strong emphasis on earning the TRUST of all our stakeholders and continue to build a foundational business that is sustainable and long-term focused. We value TRANSPARENCY because this goes a long way in building and maintaining trust among all our stakeholders. We are building a diverse and inclusive ecosystem based on the principles of fairness and equity through our comprehensive approach to incorporating real-time financial education, personalized financial management insights, and access to equitable financial solutions.

Supply Chain and Customer Base

Although most of the technology, payments, and banking services essential to the Company's business are generally available from multiple sources, a number of services are currently obtained from limited sources. In addition, the Company competes for various services with other participants in the markets for FinTech and Payment-related services. Therefore, many services used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortages and industry sentiments, that could materially adversely affect the Company's financial condition and operating results.

Our customers are the various underserved communities and individuals, many of them who come from Low-Moderate Income households, across the United States.

Intellectual Property

The Company is dependent on the following intellectual property:

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
Serial Number: 90863299	International Class 009 International Class 036 International Class 041	OURBANC	August 03, 2021	Pending	United States
Serial Number: 97544407	International Class 009 International Class 036 International Class 041	OURFIIN	August 11, 2022	Pending	United States

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7 Taylor Drive, Rehoboth, MA 02769

The Company conducts business in MA.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
OurFiin LLC	Limited Liability Company	Delaware	May 6, 2022	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Dwumah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO, President, Vice President, Secretary 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO, OurBanc Corporation Oct 2020 - to Present
Responsible for setting the company's strategic direction, leading the capital raise, and recruiting the founding team.

Founder and CEO, Blu North Group LLC, Oct 2016 - to Present
Leading the provision of Cybersecurity, Information Security, and Information Technology consulting services to businesses

Education

Master of Science in Accounting, University of Notre Dame
Master of Science in Information Systems, Baylor University
Bachelor of Business Administration, University of North Florida

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Dwumah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO, President, Vice President, Secretary 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and CEO, OurBanc Corporation Oct 2020 - to Present
Responsible for setting the company's strategic direction, leading the capital raise, and recruiting the founding team.

Founder and CEO, Blu North Group LLC, Oct 2016 - to Present
Leading the provision of Cybersecurity, Information Security, and Information Technology consulting services to businesses

Education

Master of Science in Accounting, University of Notre Dame
Master of Science in Information Systems, Baylor University.
Bachelor of Business Administration, University of North Florida

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employee in MA.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,500,000
Voting Rights	There are voting rights.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the SAFE's convert will be subject to dilution if/when the Company issues new shares of Common Stock.
Difference between this security and the SAFE's being issued pursuant to Regulation CF	Common Stock are equity securities while SAFEs convert into equity securities upon the occurrence of certain events.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	121,884
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities into which the SAFE's convert will be subject to dilution if/when the Company issues new SAFE's.
Difference between this security and the SAFE's being issued pursuant to Regulation CF	These are the same securities.

The Company has the following debt outstanding:

Type of debt	Related Party Payable
Name of creditor	David Dwumah
Amount outstanding	$133,564.00
Interest rate and payment schedule	Interest rate: 0% Founder's short-term advances to fund operational expenses until funding is obtained. The full amount does not accrue interest and is due at the discretion of the Company in 2024.
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2024
Other material terms	

The total amount of outstanding debt of the company is $133,564.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	60,000	$60,000.00	General Operations.	May 1, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	61,884	$61,884.00	Building MVP and General Operations	August 26, 2021	Regulation CF

Ownership of the Company

The Company is owned by David Dwumah.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Dwumah	100.0%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: 61,884 SAFEs

The Co-Issuer has the following debt outstanding: $0

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Reg CF Investors	**100%**

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
-$6,449.00	-$6,449.00	$456.00

Operations

The Company plans to complete a seed expansion round of financing in H2 2024. Following the Offering, we should have enough liquidity to execute our business plan until H2 2025. We intend to be cashflow positive by late 2025. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary and obtaining patient and mission-aligned capital timely manner.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: - Launching our MVP - Strengthening our operational capabilities post MVP launch - Raising a round to support the above business objectives.

Liquidity and Capital Resources

On August 26, 2021 the Company conducted an offering pursuant to Regulation CF and raised $61,884.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

There are certain conditions that indicate that the Company may be unable to continue as a going concern. Management continues to evaluate these conditions and plans to raise capital as needed to satisfy its capital needs and support operations.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	David Dwumah
Relationship to the Company	Founder and CEO
Total amount of money involved	-$121,564.00
Benefits or compensation received by related person	N/a
Benefits or compensation received by Company	N/a
Description of the transaction	The CEO, who is also a shareholder, advanced the Company $6.56k to fund additional operational costs in 2023. The amount does not accrue interest and is due at the discretion of the Company. The total amount outstanding balance for advances is $133.56k as of the period ending December 31, 2023 and was $127.00k as of the period ending December 31, 2022. The Company advances to the CEO, $12.00k as of the period ending December 31, 2023 and $12.00k December 31, 2022. This amount does not accrue interest and is due at the discretion of the Company. The net related party payable as of 12/31/2023 is $121,564.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Dwumah
(Signature)

David Dwumah
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/David Dwumah
_____
(Signature)

David Dwumah
_____
(Name)

Founder & CEO
_____
(Title)

4/29/24
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company

EXHIBIT A

Financial Statements of Company



OURBANC CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2023 AND 2022

OURBANC CORPORATION
(UNAUDITED)

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com   Cypress, Texas

DISCLAIMER TO PREPARED FINANCIAL STATEMENTS

To the Stockholder of OurBanc Corporation

Disclaimer to Prepared Financial Statements

The accompanying prepared financial statements of OurBanc Corporation as of December 31, 2023 and for the year then ended, were not subjected to an audit, review, or compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

The accompanying balance sheet as of December 31, 2022, and the related statements of operations and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

BARTON CPA

Cypress, Texas
April 26, 2024

OURBANC CORPORATION
BALANCE SHEETS
(UNAUDITED)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 129	$ 18
Related party receivable	12,000	12,000
Total current assets	12,129	12,018
Intangible assets	144,126	144,126
Total assets	$ 156,255	$ 156,144
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Current liabilities		
Related party payable	$ 133,564	$ 127,004
Total current liabilities	133,564	127,004
Non-current liabilities		
Future equity obligations	121,884	121,884
Total liabilities	$ 255,448	$ 248,888
Stockholder's deficit		
Common stock, par value $0.0001, 10,000,000 authorized, 7,500,000 issued and outstanding	75	75
Accumulated deficit	(99,268)	(92,819)
Total stockholder's deficit	(99,193)	(92,744)
Total liabilities and stockholder's deficit	$ 156,255	$ 156,144

OURBANC CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue from Grant	$ 2,446	$ -
Operating expenses		
Advertising and marketing	-	11,885
General and administrative	8,439	26,243
Research and development	-	-
Total operating expenses	8,439	38,128
Net loss from operations	(5,993)	(38,128)
Other income (expense)		
Interest expense	-	-
Other income	-	-
Total other income (expense)	-	-
Net loss before income tax expense	(5,993)	(38,128)
Income tax expense	(456)	(456)
Net loss	$ (6,449)	$ (38,584)

OURBANC CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S DEFICIT
(UNAUDITED)

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Deficit
Balance at December 31, 2020	5,000,000	$ 50	$ (4,494)	$ (4,444)
Issuance of common stock	2,500,000	25	-	25
Offering costs	-	-	(3,859)	(3,859)
Net loss	-	-	(45,882)	(45,882)
Balance at December 31, 2021	7,500,000	$ 75	$ (54,235)	$ (54,160)
Net loss	-	-	(38,584)	(38,584)
Balance at December 31, 2022	7,500,000	$ 75	$ (92,819)	$ (92,744)
Net loss	-	-	(6,449)	(6,449)
Balance at December 31, 2023	7,500,000	$ 75	$ (99,268)	$ (99,193)

OURBANC CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Common Stock		Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount		
Balance at December 31, 2020	5,000,000	$ 50	$ (4,494)	$ (4,444)
Issuance of common stock	2,500,000	25	-	25
Offering costs	-	-	(3,859)	(3,859)
Net loss	-	-	(45,882)	(45,882)
Balance at December 31, 2021	7,500,000	$ 75	$ (54,235)	$ (54,160)
Net loss	-	-	(38,584)	(38,584)
Balance at December 31, 2022	7,500,000	$ 75	$ (92,819)	$ (92,744)
Net loss	-	-	(6,449)	(6,449)
Balance at December 31, 2023	7,500,000	$ 75	$ (99,268)	$ (99,193)

OURBANC CORPORATION
NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OurBanc Corporation ("the Company") was formed in Delaware on November 2nd, 2020. The Company plans to earn revenue from fees and commissions earned from its member community use of the mobile banking platform. OurFiin LLC was formed in May 2022 as a subsidiary and had no activity in 2023 and 2022. The Company has full ownership of its subsidiary and there are not any minority interests. All amounts are reported on a consolidated basis.

In January of 2022, the Company closed on its regulation CF for which it raised an additional $15K in liabilities in the form of simple agreements for future equity (SAFE). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. The amount raised as of December 31st, 2022, which is reflected in the Future Equity Obligation's balance herein.

The Company plans to conduct a crowdfunding campaign under regulation CF in 2024 to raise additional operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The accompanying consolidated financial statements include the accounts of OurBanc Corporation and its wholly owned subsidiary.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

 Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its performance obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The $2,446 in revenue the Company recognized in 2023 relates to grants received. The company had no revenue in 2022.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Intangible Assets: Mobile App Development

The Mobile App is still in development and the Company expects it to be substantially complete in 6 – 9 months after the date of this financial statements' preparation. At that time, the company plans to start amortizing the capitalized costs based on a 3-year useful life. As of December 31st, 2023, management has evaluated the unamortized mobile software cost for impairment and concluded that there are no issues with recoverability.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO, who is also a shareholder, advanced the Company $6.56k to fund additional operational costs in 2023. The amount does not accrue interest and is due at the discretion of the Company. The total related party payable outstanding balance is $133.56k as of the period ending December 31, 2023 and was $127k as of the period ending December 31, 2022.

The Company advances to the CEO, is $12k as of the period ending December 31, 2023 and as of the period ending December 31, 2022. This amount does not accrue interest and is due at the discretion of the Company.

The net related party payable as of 12/31/2023 is $121.56k due to the CEO.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2023 and 2022, the Company did not enter into any SAFE agreement.

Prior to the period ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The SAFES issued to date do not have a valuation cap.

See Note 3 for related party payables.

Debt Principal Maturities 5 Years
Subsequent to 2023

Year	Amount
2024	$133,564
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 7,500,000 shares were issued and outstanding as of 12/31/2023 to a founder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.